SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

AMENDMENT TO NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on April 21, 1993, as amended January 19, 1996, pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name: The Massachusetts Health & Education Tax-Exempt Trust

Address of Principal Business Office: 800 Scudders Mill Road Plainsboro, New Jersey 08536

Telephone Number: (609) 282-3957

Name and address of agent for service of process: Merrill Lynch Investment Managers, L.P. Brian D. Stewart 800 Scudders Mill Road Plainsboro, New Jersey 08536

Check Appropriate Box:
             Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company
Act of 1940 concurrently with the filing of the amended Form N-8A: YES [_ ] NO [X]

Item 1.	Name of Registrant: The Massachusetts Health & Education Tax-Exempt Trust.

Item 2.	State and Date of Organization: Massachusetts; April 20, 1993.

Item 3.	Form of Organization: Trust.

Item 4.	Classification of Registrant: Management Company.

Item 5(a).	Registrant is a closed-end company.

Item 5(b).	Registrant is a non-diversified company.

Item 6.	Investment Advisor of Registrant: Fund Asset Management, L.P., 800 Scudders Mill Road, Plainsboro, New Jersey 08536.

Item 7.	Board of Trustees of Registrant: James F. Carlin, III (1) Thomas H. Green, III (2) Walter B. Prince (3) Edward M. Murphy (4) James M. Storey (5) Frank Nesvet (6)

Officers of Registrant: President:
                         John M. Loffredo*
                         Vice President: Theodore R. Jaeckel, Jr.*
                         Vice President: Robert Sneedon*
                         Vice President and Treasurer: Donald C. Burke*
                         Secretary: Alice A. Pellegrino*
                         Assistant Secretary: Bradley J. Lucido*
                         Assistant Secretary: Brian D. Stewart*
Chief Compliance Officer: Jeffrey Hiller*

The address for each of the above-named Trustees and Officers of Registrant is as follows: (1) Crosspoint Associates, Inc., 217 West Central Street, Natick, MA 01760; (2) Salomon Smith Barney, 2 International Place, 19th Floor, Boston, MA 02110; (3) Prince, Lobel, Glovsky, & Tye LLP, 585 Commercial Street, Boston, MA 02109; (4) The Mentor Network, 313 Congress Street, Boston, MA 02210; (5) 89A Mt. Vernon Street, Boston, MA 02108; (6) 63 Eliot Hill Road, Natick, MA 01760; * 800 Scudders Mill Road, Plainsboro, NJ 08536.

Item 8.	NOT APPLICABLE.

Item 9(a).	No; Registrant is not currently issuing and offering its securities directly to the public.

Item 9(b).	NOT APPLICABLE.

Item 9(c).	No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).	Yes. Prior offerings are completed.

Item 9(e).	As of February 9, 2005 there are 2,335,513 Common Shares and 200 Auction Preferred Shares outstanding. No shareholders held more than 10% of the Registrant’s outstanding securities.

Item 10.	Current Value of Registrant’s Assets as of February 8, 2005: $43,040,691.88

Item 11.	No.

Item 12.	Reference is made to the Unaudited Financial Statements dated June 30, 2004 filed electronically with the Commission pursuant to Section 30(b)(2) (Accession No. 0000928816-04-000840), which are incorporated herein by reference.

SIGNATURE

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Amendment to its Notification of Registration to be duly signed on its behalf in the Township of Plainsboro, State of New Jersey on the 10th day of February, 2005.

THE MASSACHUSETTS HEALTH & EDUCATION TAX-EXEMPT TRUST

/s/ John M. Loffredo John M. Loffredo President
ATTEST: /s/ Brian D. Stewart Brian D. Stewart Assistant Secretary